July 24, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Auburn National Bancorporation, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 31, 2009

Form 10-K/A for Fiscal Year Ended December 31, 2008

Filed April 10, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File Number: 000-26486

Dear Mr. Nolan:

We have received your comments to the above referenced filings set forth in your letter (the “Letter”) dated June 30, 2009. Thank you for bringing these comments to our attention and for providing us an opportunity to respond. For ease of review, we have included your comments in italic font with Auburn National Bancorporation, Inc.’s (the “Company”) responses below. In addition, the Company has attached to this response letter as Exhibit A the form Amendment No. 2 to Annual Report (the “Amendment”) that the Company proposes to file in response to the Staff’s comments. The Company would propose to file the Amendment once the Staff confirms that it does not have any additional comments relating to the disclosure contained in the Amendment.

Form 10-K, filed March 31, 2009

Allowance for Loan Losses, page 35

1.	Please tell us and revise your future filings to provide the information required by Item IV(B) of Industry Guide 3 with respect to the allocation of your allowance for loan losses for the five year period ended December 31, 2008. Please also provide this information as of March 31, 2009 and consider including these disclosures in your next Form 10-Q.

Mr. John P. Nolan

July 24, 2009

Company response:

In response to the Staff’s comment, the Company has included the following disclosure required by Item IV(B) of Industry Guide 3 with respect to the allocation of the Company’s allowance for loan losses for the five year period December 31, 2008.

Allocation of Allowance for Loan Losses

	December 31,
	2008		2007		2006		2005		2004
(Dollars in thousands)	Amount	%*	Amount	%*	Amount	%*	Amount	%*	Amount	%*
Commercial, financial and agricultural	$415	14.5	$616	15.6	$549	15.9	$585	15.1	$490	16.4
Leases - commercial	2	0.1	4	0.2	6	0.3	11	0.5	46	2.1
Construction and land development	873	18.3	613	14.2	360	8.7	196	9.3	146	6.2
Real estate - mortgage:
Commercial	1,175	36.0	1,238	37.4	1,367	38.9	1,519	40.3	1,438	43.6
Residential	1,430	27.8	1,213	29.1	1,241	32.9	1,086	31.1	979	27.3
Consumer installment	166	3.4	118	3.6	91	3.3	115	3.7	144	4.4
Unallocated	337		303		430		331		213

Total allowance for loan losses	$4,398	100.0	$4,105	100.0	$4,044	100.0	$3,843	100.0	$3,456	100.0

*	Loan balance in each category expressed as a percentage of total loans.

The Company has included the same disclosure for the periods ended March 31, 2009 and December 31, 2008 that is presented below. In response to the Staff’s comments, the Company will include the allocation of allowance for loan losses disclosure in its next Form 10-Q for the quarter ending June 30, 2009.

Allocation of Allowance for Loan Losses

	March 31, 2009		December 31, 2008
(Dollars in thousands)	Amount	%*	Amount	%*
Commercial, financial and agricultural	$399	13.9	$415	14.5
Leases - commercial	2	0.1	2	0.1
Construction and land development	910	17.8	873	18.3
Real estate - mortgage:
Commercial	1,215	36.7	1,175	36.0
Residential	1,460	28.7	1,430	27.8
Consumer installment	143	2.9	166	3.4
Unallocated	403		337

Total allowance for loan losses	$4,532	100.0	$4,398	100.0

* Loan balance in each category expressed as a percentage of total loans.

Mr. John P. Nolan

July 24, 2009

Note 3. Loans, Net of Unearned Income, page 67

2.	We note disclosure that as of December 31, 2008, your recorded investment in loans considered impaired was $4.3 million. We also note disclosure on page 37 which states that your potential problem loans decreased as of December 31, 2008 due primarily to one purchased loan participation that was nonaccrual. Please tell us and revise future filings to address the following:

•

Whether the $4.3 million nonaccrual loan is considered impaired. If so, please tell us the specific allowance established on this loan and how you determined this amount as of December 31, 2008, March 31, 2009, and as of the date of your response, as applicable; and

•

We also note on page 17 of your Form 10-Q for the period ended March 31, 2009 that this participation loan was purchased from Silverton Bank, an institution that has recently been seized by the FDIC. You also state that the collateral securing this loan was in the process of foreclosure or similar action as of March 31, 2009. Please tell us how the current status of Silverton Bank impacted the timing of your provision for loan losses for this participation loan as of December 31, 2008, March 31, 2009, and as of the date of your response.

Company response:

The Company confirms that the $4.3 million nonaccrual loan was considered impaired as of December 31, 2008 and March 31, 2009. The Company measured impairment related to this loan in accordance with paragraph 13 of SFAS 114. Because the loan was collateral dependent, the Company measured impairment based upon the fair value of the collateral. The Company concluded that the fair value of the collateral less estimated selling costs was greater than the Company’s recorded investment in the loan participation. The Company’s determination of fair value was supported by current appraisals for bulk sale of the collateral. In addition, the Company noted that recent sales of individual units have confirmed the collateral’s market value.

In consideration of relevant facts and circumstances and the results of the impairment calculations performed, the specific allowance for this loan was determined to be zero at December 31, 2008 and March 31, 2009. Because the Company owns an undivided fractional interest in the collateral, Silverton Bank’s current status did not impact the timing of the Company’s provision for loan losses for this participation loan as of December 31, 2008, March 31, 2009, and the date of our response. Subsequent to March 31, 2009, the Company transferred its recorded investment in the nonaccrual loan to “other real estate owned”.

Mr. John P. Nolan

July 24, 2009

3.	As a related matter, please tell us the total amount of participating loans held in your loan portfolio as of December 31, 2008, March 31, 2009 and as of the date of your response. Additionally, please tell us and revise your future filings to disclose your accounting policies and procedures as it relates to reviewing participation loans for evidence credit deterioration and how you determine the relating provision for loan losses on these loans.

Company response:

At December 31, 2008, March 31, 2009, and the date of this response, the total amount of participations purchased held in the Company’s loan portfolio were approximately $10.7 million, $10.8 million, and $7.3 million, respectively. All participation loans are underwritten by the Company and independent of the selling bank. In addition, all loans, including participations, are evaluated for collectability during the course of the Company’s normal loan review procedures. If the Company deems a participation loan impaired, it applies the same accounting policies included in Note 1, Summary of Significant Accounting Policies, page 61.

In response to the Staff’s comments, the Company will revise future filings to disclose such accounting policies and procedures.

Note 15. Fair Value Disclosures, page 77

4.	We note that you have not provided the disclosures for your assets and liabilities measured at fair value on a non-recurring basis. Please revise your future filings to present the disclosures required by paragraph 33 of SFAS 157.

Company response:

In response to the Staff’s comments, the Company will revise future filings to present the disclosures for assets and liabilities measured at fair value on a non-recurring basis as required by paragraph 33 of SFAS 157. The Company’s future filings will include balances for impaired loans and other real estate owned.

Note 18. Subsequent Events, page 82

5.	We note your disclosure relating to holdings of trust preferred securities and common stock issued a correspondent bank, which you subsequently identify as Silverton Bank. Please address the following:

•

You state that you will make an assessment at the end of the first quarter (March 31, 2009) as to whether these securities are other-than-temporarily impaired. Please tell us the specific other-than-temporary impairments recorded

Mr. John P. Nolan

July 24, 2009

during this period, how these amounts were determined, and how you concluded that this event did not represent a Type I subsequent event pursuant to PCAOB AU Section 560 and therefore should have been reflected in your financial statements as of December 31, 2008; and

•

Please tell us your exposures to Silverton Bank, which you disclose on page 17 of your Form 10-Q for period ended March 31, 2009, December 31, 2008, March 31, 2009, and as of the date of your response in addition to the information obtained and review procedures performed to support your determination of whether or not to record an other-than-temporary impairment.

Company response:

In response to the Staff’s comments, the Company prepared the following table to summarize its investment exposures to Silverton bank and the life-to-date impairment charges recorded during the periods ended December 31, 2008, March 31, 2009, and the date of this response:

	Amortized Cost			Life-to-date impairment charges
(Dollars in thousands)	As of 12/31/08	As of 3/31/09	Date of Response	As of 12/31/08	As of 3/31/09	Date of Response
Common stock:
Community Financial Services, Inc. (a)	$1,980	665	—	$—	1,315	1,980
Individual issuer trust preferred securities:
Community Financial Services Trust II (a)	500	50	—	—	450	500
Community Financial Services Trust IV (a)	925	93	—	—	832	925

Total individual issuer trust preferred securities	1,425	143	—	—	1,282	1,425

Total	$3,405	808	—	$—	2,597	3,405

(a)	Community Financial Services now known as Silverton.

Quarterly, the Company obtains financial information related to all of its individual issuers in preparing its other-than-temporary impairment assessment. Due to the timing of this assessment, the Company reviews financial information currently available, which is usually provided as of the end of the previous quarter. For example, the December 31, 2008 other-than-temporary impairment assessment would have been prepared using financial data as of September 30, 2008.

December 31, 2008 – Other-than-temporary impairment assessment:

The Company noted that its trust preferred securities related to Silverton bank were in an unrealized loss position at December 31, 2008. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

•	The securities had been in an unrealized loss position for less than 12 months.

Mr. John P. Nolan

July 24, 2009

•

The Company evaluated the financial performance of Silverton Bank, including a review of capital adequacy. The Company noted that Silverton Bank reported a net loss of approximately $6.4 million for the nine months ended September 30, 2008. Despite recording a net loss, Silverton Bank had improved its capital position from the beginning of 2008 due to a capital injection of $41.5 million from Silverton Bank’s holding company, Silverton Financial Services, Inc. (“SFSI”). The Company noted that $22.7 million of the $41.5 million in capital was related to proceeds from the issuance of SFSI common stock. The Company also noted that Silverton Bank reported a Tier 1 Leverage ratio of 7.98%, Tier 1 Risk-based Capital Ratio of 9.28%, and a Total Risk-based Capital ratio of 11.52% as of September 30, 2008. The Company noted that all of Silverton Bank’s capital ratios exceeded the regulatory minimums for being considered “well-capitalized”. Based upon this evaluation, the Company determined it was probable that the Company would be able to collect all amounts due according to the contractual terms of the investments.

•	The Company verified that all interest payments were current as of December 31, 2008.

•	The Company had the intent and ability to hold the trust preferred securities until a recovery of fair value, which may be maturity.

After evaluating these factors, the Company did not consider these trust preferred securities to be other-than-temporarily impaired at December 31, 2008.

In completing its evaluation with respect to other-than-temporary impairment for Silverton trust preferred securities, the Company determined that an impairment indicator was present and the Company would be required to estimate the fair value of its investment in SFSI’s common stock, a cost-method investment pursuant to paragraph 12 of FSP FAS 115-1 and 124-1. Because the common stock has no readily determinable market value, the Company considered the share price SFSI received for issuing the same class of common stock during 2008 as evidence of fair value. The Company noted the share price was greater than the weighted average cost of the SFSI shares held by the Company. As a result, the Company concluded that the carrying amount of its investment in SFSI common stock was not impaired at December 31, 2008.

Review of Subsequent Events (prior to filing Form 10-K on March 31, 2009):

On March 20, 2009, the OCC publicly released its enforcement action against Silverton Bank. The enforcement action required Silverton to raise and maintain levels of capital well above regulatory minimums for well-capitalized banks. Specifically, the enforcement action required Silverton to achieve and maintain a Tier 1 Risk-based Capital ratio of 11% and a Tier 1 Leverage ratio of 8% within 150 days.

Pursuant to PCAOB AU Section 560, the Company identified the increased capital requirements included in the OCC’s enforcement action with Silverton Bank as an event occurring subsequent to the balance sheet date, but prior to the issuance of its financial statements that could have a material effect on its financial statements.

Mr. John P. Nolan

July 24, 2009

The Company determined that the event was not a Type I subsequent event because the OCC’s requirement for Silverton Bank to maintain a Tier 1 Risk-based Capital ratio of 11% and a Tier 1 Leverage ratio of 8% were not conditions or requirements that existed at the date of the balance sheet, December 31, 2008. As a result, the Company concluded the event was a Type II subsequent event, requiring disclosure in the financial statements.

March 31, 2009 – Other-than-temporary impairment assessment:

The Company noted that its trust preferred securities related to Silverton bank were in an unrealized loss position at March 31, 2009. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

•	The securities had been in an unrealized loss position for less than 12 months.

•

The Company evaluated the financial performance of Silverton Bank, including a review of capital adequacy. The Company noted that Silverton Bank reported a net loss of approximately $31.4 million for the year ended December 31, 2008. This amounted to a $25.0 million loss for the quarter ended December 31, 2008. Although Silverton had received a capital injection of $41.5 million during 2008, its capital ratios had decreased notably since September 30, 2008. The Company reported a Tier 1 Leverage ratio of 6.78%, Tier 1 Risk-based Capital Ratio of 8.57%, and a Total Risk-based Capital ratio of 10.85% as of December 31, 2008. Although Silverton’s capital ratios exceeded the regulatory minimums for being considered “well-capitalized”, the OCC’s enforcement action required a Tier 1 Leverage ratio of 8.00% and a Tier 1 Risk-based capital ratio of 11.00%. Based upon this evaluation, the Company determined it was probable that the Company would be unable to collect all amounts due according to the contractual terms of the investments.

•	At March 31, 2009, the Company noted that Silverton had elected to defer payments as allowed under the contractual terms of the investment.

After evaluating these factors, the Company considered these trust preferred securities to be other-than-temporarily impaired at March 31, 2009. Accordingly, the Company recorded an other-than-temporary impairment charge of approximately $1,282,000, which represented the difference between amortized cost and fair value for these securities.

In completing its evaluation with respect to other-than-temporary impairment for Silverton trust preferred securities, the Company determined that an impairment indicator was present and the Company would be required to estimate the fair value of its investment in SFSI’s common stock,

Mr. John P. Nolan

July 24, 2009

a cost-method investment pursuant to paragraph 12 of FSP FAS 115-1 and 124-1. Because the common stock has no readily determinable market value, the Company considered the share price SFSI received for issuing common stock during 2008 as evidence of fair value; however, the Company also considered that the net loss of $31.4 million reported for the year ending December 31, 2008 had exceeded the $22.7 million in proceeds SFSI generated from issuing common stock during 2008. In addition, in order for Silverton Bank to maintain and achieve the capital ratios required by the OCC’s enforcement action, SFSI’s current shareholders would most likely face dilution in ownership as a result of a successful capital raise.

In considering the share price SFSI received during 2008, SFSI’s reported book value per share as of December 31, 2008, and current valuations observed for publicly traded southeastern bank stocks of similar asset size, the Company determined that the carrying amount of its investment in SFSI common stock was other-than-temporarily impaired at March 31, 2009. Accordingly, the Company recorded an other-than-temporary impairment charge of approximately $1,315,000, which represented the difference between amortized cost and the Company’s estimate of fair value for these securities.

As of the date of this response:

Due to Silverton Bank’s failure, the Company concluded that the remaining carrying balance of its trust preferred securities and common stock investments were unlikely to be recovered. Accordingly, the Company recorded an other-than-temporary impairment charge to reduce the carrying balances to zero.

Form 10-K/A, filed April 10, 2009

6.	We note that in your amended Form 10-K, similar to your Form 10-K filed on March 31, 2009, management concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how you considered whether management’s failure to provide its report on internal control over financial reporting in your previously filed Form 10-K impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight those that supported your conclusion. Otherwise, please further amend the Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Company Response:

In response to the Staff’s comments, the Company proposes to amend its Form 10-K in the manner set forth in Exhibit A attached hereto.

Mr. John P. Nolan

July 24, 2009

Form 10-Q, filed May 15, 2009

Note 4. Securities page 10

7.	We note your tabular presentation of the amortized cost; unrealized loss position and estimated market values of your available-for-sale trust preferred securities as of March 31, 2009 and December 31, 2008. Please tell us the unrealized loss for each individual security as of these periods in addition to providing the following:

•	the specific issuer and name of each security held;

•	for each security, clearly distinguish the type of underlying issuer (i.e. community banks, thrifts, insurance companies, or REITS);

•	the initial and current credit rating, as applicable;

•	the severity and duration of each unrealized loss;

•	the specific subordination and over-collateralization for each security;

•	the specific discount, deferral and default rate assumptions used in your discounted cash flow analysis;

•	the specific other-than-temporary impairment recognized for each security, as applicable; and

•

how you considered the factors pursuant to paragraph 25-26 of FSP FAS 115-2 for the period ended March 31, 2009 or paragraphs 12-13 of FSP EITF 99-20-1 as of December 31, 2008, as applicable, which influenced your decision not to record an other-than-temporary impairment or additional other-than-temporary impairment during these periods.

Additionally, please tell us if there have been any events subsequent to the filing of your most recent Form 10-Q that has changed your conclusion that an other-than-temporary impairment does not exist.

Mr. John P. Nolan

July 24, 2009

Company Response:

In response to the Staff’s comments, the Company has prepared the following tabular and narrative responses:

Trust Preferred Securities as of December 31, 2008

			Unrealized losses			Life-to-date Impairment Charges
	Credit Rating		Less than 12 months	12 months or longer	Total
(Dollars in thousands)	Moody’s	Fitch
Pooled (c):
ALESCO Preferred Funding XVII, Ltd. (a)	Aa2	AA	$1,260	—	1,260	$—
U.S. Capital Funding IV, Ltd. (b)	Caa3	A-	—	—	—	1,525

Total pooled			1,260	—	1,260	1,525
Individual issuer (d):
Carolina Financial Capital Trust I	n/a	n/a	121	—	121	—
Community Financial Services Trust II (e)	n/a	n/a	234	—	234	—
Community Financial Services Trust IV (e)	n/a	n/a	427	—	427	—
Crescent Capital Trust II	n/a	n/a	—	178	178	—
Main Street Bank Statutory Trust I (f)	n/a	n/a	92	—	92	—
MNB Capital Trust I	n/a	n/a	78	—	78	—
PrimeSouth Capital Trust I	n/a	n/a	—	134	134	—
TCB Trust	n/a	n/a	—	103	103	—
United Community Capital Trust	n/a	n/a	399	—	399	—

Total individual issuer			1,351	415	1,766	—

Total trust preferred securities			$2,611	415	3,026	$1,525

n/a - not applicable, securities not rated.

(a)	Class B Deferrable Third Priority Secured Floating Rate Notes. The underlying collateral is primarily composed of community banks and thrifts. Approximately $122.6 million in default protection provided by subordinated tranches.
(b)	Class B-2 Fixed/Floating Rate Senior Surbordinate Notes. The underlying collateral is primarily composed of community banks and thrifts. Approximately $23.5 million in default protection provided by subordinated tranches. Under the terms of the indenture, principal and interest payments for the Class B notes (B-1 and B-2) are shared pro rata.
(c)	In determining estimated credit losses, default probability ratings are derived from the issuer credit ratings for the underlying pool of collateral. The probability-weighted expected cash flows are then discounted at the interest rate used to recognize interest income on the security to arrive at a present value amount. Recoveries on defaulted assets are assumed to be immediate and at 5% of the collateral’s current outstanding balance.
(d)	144A Floating Rate Capital Securities. Underlying issuer is a community bank holding company. Securities have no excess subordination or overcollateralization.
(e)	Community Financial Services now known as Silverton.
(f)	Issuer acquired by BB&T.

Mr. John P. Nolan

July 24, 2009

Trust Preferred Securities as of March 31, 2009

			Unrealized losses			Life-to-date Impairment Charges
	Credit Rating		Less than 12 months	12 months or longer	Total
(Dollars in thousands)	Moody’s	Fitch
Pooled (c):
ALESCO Preferred Funding XVII, Ltd. (a)	Ca	AA	$1,480	—	1,480	$—
U.S. Capital Funding IV, Ltd. (b)	Ca	A-	650	—	650	1,525

Total pooled			2,130	—	2,130	1,525
Individual issuer (d):
Carolina Financial Capital Trust I	n/a	n/a	—	315	315	—
Community Financial Services Trust II (e)	n/a	n/a	—	—	—	450
Community Financial Services Trust IV (e)	n/a	n/a	—	—	—	832
Crescent Capital Trust II	n/a	n/a	—	—	—	405
Main Street Bank Statutory Trust I (f)	n/a	n/a	275	—	275	—
MNB Capital Trust I	n/a	n/a	375	—	375	—
PrimeSouth Capital Trust I	n/a	n/a	—	450	450	—
TCB Trust	n/a	n/a	—	400	400	—
United Community Capital Trust	n/a	n/a	550	—	550	—

Total individual issuer			1,200	1,165	2,365	1,687

Total trust preferred securities			$3,330	1,165	4,495	$3,212

n/a—not applicable, securities not rated.

(a)	Class B Deferrable Third Priority Secured Floating Rate Notes. The underlying collateral is primarily composed of community banks and thrifts. Approximately $122.6 million in default protection provided by subordinated tranches.
(b)	Class B-2 Fixed/Floating Rate Senior Surbordinate Notes. The underlying collateral is primarily composed of community banks and thrifts. Approximately $23.5 million in default protection provided by subordinated tranches. Under the terms of the indenture, principal and interest payments for the Class B notes (B-1 and B-2) are shared pro rata.
(c)	In determining estimated credit losses, default probability ratings are derived from the issuer credit ratings for the underlying pool of collateral. The probability-weighted expected cash flows are then discounted at the interest rate used to recognize interest income on the security to arrive at a present value amount. Recoveries on defaulted assets are assumed to be immediate and at 5% of the collateral’s current outstanding balance.
(d)	144A Floating Rate Capital Securities. Underlying issuer is a community bank holding company. Securities have no excess subordination or overcollateralization.
(e)	Community Financial Services now known as Silverton.
(f)	Issuer acquired by BB&T.

Mr. John P. Nolan

July 24, 2009

The Company considered the following in reaching its decision not to record an other-than-temporary impairment or additional other-than-temporary impairment for certain trust preferred securities:

ALESCO Preferred Funding XVII, Ltd. (pooled)

The Company noted that its investment in the Class B Deferrable Third Priority Floating Rate Notes of ALESCO Preferred Funding XVII (“ALESCO”) was in an unrealized loss position at December 31, 2008. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

•	Although the unrealized losses were significant in relation to the security’s amortized cost, the security had been in an unrealized loss position for less than 12 months.

•	The security was rated Aa2 by Moody’s and AA by Fitch.

•	The Company noted approximately $122.6 million in default protection provided by subordinated tranches.

•

The Company determined that the security had sufficient protection from subordinated tranches when compared with its estimate of expected losses for the security. In determining estimated credit losses, default probability ratings are derived from issuer credit ratings for the underlying pool of collateral. The probability-weighted expected cash flows are then discounted at the interest rate used to recognize income on the security to arrive at a present value amount. Recoveries on defaulted assets are assumed to be immediate and at 5% of the collateral’s current outstanding balance. Based upon this evaluation, the Company determined it was probable that the Company would be able to collect all amounts due according to the contractual terms of the investment.

•	The Company had the intent and ability to hold the trust preferred securities until a recovery of fair value, which may be maturity.

After evaluating these factors, the Company did not consider ALESCO to be other-than-temporarily impaired at December 31, 2008.

The Company noted that its investment in ALESCO was also in an unrealized loss position at March 31, 2009. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

•	Although the unrealized losses were significant in relation to the securities amortized cost, the securities had been in an unrealized loss position for less than 12 months.

Mr. John P. Nolan

July 24, 2009

•	The security was downgraded to Ca by Moody’s and retained a AA rating from Fitch.

•	The Company noted approximately $122.6 million in default protection provided by subordinated tranches.

•

Despite receiving a downgrade from one of the rating agencies, the Company determined that the security had sufficient protection from subordinated tranches when compared with its estimate of expected losses for the security. In determining estimated credit losses, default probability ratings are derived from issuer credit ratings for the underlying pool of collateral. The probability-weighted expected cash flows are then discounted at the interest rate used to recognize income on the security to arrive at a present value amount. Recoveries on defaulted assets are assumed to be immediate and at 5% of the collateral’s current outstanding balance.

•

The Company expected to recover the entire amortized cost basis of the security, the Company did not intend to sell the security and determined it was not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be maturity.

After evaluating these factors, the Company did not consider ALESCO to be other-than-temporarily impaired at March 31, 2009.

Subsequent to the filing of the Company’s most recent Form 10-Q, the Company has completed its quarterly impairment assessment as of June 30, 2009. The Company noted that its investment in ALESCO was also in an unrealized loss position at June 30, 2009. Accordingly, the Company performed an evaluation to determine whether the impairment was other-than-temporary. Specifically, the Company determined that the default protection provided by subordinated tranches was no longer sufficient to absorb the Company’s estimated credits losses for the security. The Company noted that its estimate of credit losses increased due to continued downgrades in the underlying issuers’ credit ratings. As a result, the Company considers ALESCO to be other-than-temporarily impaired as of June 30, 2009. The Company expects to record an other-than-temporary impairment charge of approximately $600,000 for this security during the quarter ended June 30, 2009.

U.S. Capital Funding, IV, XVII, Ltd. (pooled)

The Company determined that its investment in the Class B-2 Fixed/Floating Rate Senior Subordinate Notes of U.S. Capital Funding IV, Ltd. (“U.S. Cap”) was other-than-temporarily

Mr. John P. Nolan

July 24, 2009

impaired at December 31, 2008. Accordingly, the Company recorded an impairment charge of approximately $1,525,000. The Company noted that its investment in U.S. Cap was in an unrealized loss position at March 31, 2009. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

•	The security had been in an unrealized loss position for less than 12 months due to a newly established cost basis.

•	The security was downgraded to Ca by Moody’s and retained an A- rating from Fitch.

•

Due to the life-to-date impairment charges recorded for this security, the Company determined that its estimate of credit losses for the security were fully reflected in the security’s amortized cost basis at March 31, 2009.

•

The Company expected to recover the entire amortized cost basis of the security, the Company did not intend to sell the security and determined it was not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be maturity.

After evaluating these factors, the Company did not record additional other-than-temporary impairment for U.S. Cap at March 31, 2009.

Subsequent to the filing of the Company’s most recent Form 10-Q, the Company has completed its quarterly impairment assessment as of June 30, 2009. The Company noted that its investment in U.S. Cap was also in an unrealized loss position at June 30, 2009. Accordingly, the Company performed an evaluation to determine whether the impairment was other-than-temporary. Specifically, the Company determined that the expected present value for this security was less than its amortized cost basis. The Company noted that its estimate of credit losses increased due to continued downgrades in the underlying issuer’s credit ratings. As a result, the Company considers U.S. Cap to be other-than-temporarily impaired as of June 30, 2009. The Company expects to record an other-than-temporary impairment charge of approximately $375,000 for this security during the quarter ended June 30, 2009.

Individual Issuers

The Company noted that all of the individual issuer trust preferred securities were in an unrealized loss position at December 31, 2008. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

•	The severity and duration of the unrealized losses. The Company noted that since all of the individual issues are private placements under Rule 144A, the market for these investments are less liquid.

Mr. John P. Nolan

July 24, 2009

•

The Company evaluated the financial performance of its individual issuers, including a review of capital adequacy. Based upon this evaluation, the Company determined it was probable that the Company would be able to collect all amounts due according to the contractual terms of the investments.

•	The Company verified that all interest payments were current as of December 31, 2008.

•	The Company had the intent and ability to hold the trust preferred securities until a recovery of fair value, which may be maturity.

After evaluating these factors, the Company did not consider these trust preferred securities to be other-than-temporarily impaired at December 31, 2008.

The Company noted that some of the individual issuer trust preferred securities were in an unrealized loss position at March 31, 2009. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

•

The severity and duration of the unrealized losses. The Company noted that since all of the individual trust preferred securities are private placements under Rule 144A, the market for these investments are less liquid.

•

The Company evaluated the financial performance of its individual issuers, including a review of capital adequacy. Based upon this evaluation, the Company determined it was probable that the Company would be able to collect all amounts due according to the contractual terms of the investments.

•	Whether or not interest payments were current as of March 31, 2009.

•

The Company expected to recover the entire amortized cost basis of the securities, the Company did not intend to sell the securities and determined it was not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis, which may be maturity.

With the exception of Community Financial Services Trust II and IV, two wholly-owned trusts of Silverton Financial Services, Inc. and Crescent Capital Trust II, a wholly-owned trust of Crescent Banking Company, after evaluating these factors, the Company did not consider its individual issuer trust preferred securities to be other-than-temporarily impaired at March 31, 2009.

Mr. John P. Nolan

July 24, 2009

8.	Please compare and contrast the trust preferred securities for which you recorded an other-than-temporary impairment to the remainder of your trust preferred securities, which you disclose on page 12 have unrealized losses that are primarily driven by illiquidity stemming from the effects of the mortgage and credit crises.

Company Response:

The Company noted its disclosure in Note 4. Securities, page 12:

“Pooled trust preferred securities primarily consist of securities issued by banks and are generally secured by over-collateralized or default protection provided by subordinated tranches. Pooled trust preferred securities were not other-than-temporarily impaired at March 31, 2009, if management concluded the Company had sufficient protection from subordinated tranches when compared with its estimate of credit losses for the individual security. For individual issuers, management evaluates the financial performance of the issuer on a quarterly basis to determine if it is probable that the issuer can make all contractual principal and interest payments.”

The Company noted that its disclosure on page 12 highlights the difference in how it evaluates other-than-temporary impairment for pooled and individual issuer trust preferred securities.

The Company noted that no other-than-temporary impairments were recorded during the period ended March 31, 2009 for pooled trust preferred securities. The Company noted that it has addressed its evaluation of its pooled trust preferred securities beginning on page 12 of this response.

The Company recorded other-than-temporary impairments related to the following individual issuers during the quarter ended March 31, 2009: Community Financial Services Trust II and IV, two wholly-owned trusts of Silverton Financial Services, Inc. and Crescent Capital Trust II, a wholly-owned trust of Crescent Banking Company. The Company noted that it has addressed its evaluation of the trust preferred securities related to Silverton beginning on page 5 of this response; however, in responding to the Staff’s comments, the Company will compare and contrast its other-than-temporary impairment evaluation of the trust preferred securities issued by Crescent Capital Trust II, which the Company determined to be other-than-temporarily impaired at March 31, 2009 with its evaluation of Mainstreet Bank Statutory Trust I, which the Company did not consider other-than-temporarily impaired at March 31, 2009 to help illustrate how the Company determines its conclusions with respect to other-than-temporary impairment.

Crescent Capital Trust II:

The Company noted that its trust preferred securities related to Crescent Capital Trust II were in an unrealized loss position at March 31, 2009. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

Mr. John P. Nolan

July 24, 2009

•

The security had been in an unrealized loss position for less than 12 months. The Company also noted that because the security is a private placement issuance under Rule 144A, the market for this investment is less liquid.

•

The Company evaluated the financial performance of the underlying issuer, Crescent Banking Company. In preparing this evaluation, the Company noted that Crescent Banking Company filed a Form 12b-25 on April 1, 2009 (subsequent to March 31, 2009) providing notification of late filing for its annual report on Form 10-K for December 31, 2008. In this filing, the Company disclosed substantial deterioration in the asset quality of its loan portfolio during the fourth quarter of 2008 and that it anticipated its independent auditors report would include an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern.

•	The Company verified that interest payments for this security were current as of March 31, 2009.

•

The Company did not intend to sell the security and determined it was not more likely than not that the Company will be required to sell the security before recovery of their amortized cost basis, which may be maturity.

After evaluating these factors, the Company considered this security to be other-than-temporarily impaired at March 31, 2009. Accordingly, the Company recorded an other-than-temporary impairment charge of approximately $405,000, which represented the difference between amortized cost and fair value for this security.

MainStreet Bank Statutory Trust I:

The Company noted that its trust preferred securities related to MainStreet Bank Statutory Trust I were in an unrealized loss position at March 31, 2009. As a result, the Company performed an evaluation to determine whether the impairment was other-than-temporary. In making this determination, the Company considered the following:

•

The security had been in an unrealized loss position for less than 12 months. The Company also noted that because the security is a private placement issuance under Rule 144A, the market for this investment is less liquid.

•	The Company noted that BB&T Corporation had previously acquired MainStreet Bank.

•

The Company evaluated the financial performance of the underlying issuer, BB&T Corporation. The Company noted that BB&T Corporation posted strong 2008 earnings results despite the difficult operating environment for financial institutions. In addition, the Company was awarded TARP funds which further bolstered its capital position.

•	The Company verified that interest payments for this security were current as of March 31, 2009.

•

The Company expected to recover the entire amortized cost basis of the security, the Company did not intend to sell the securities and determined it was not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis, which may be maturity.

After evaluating these factors, the Company did not consider this security to be other-than-temporarily impaired at March 31, 2009.

Mr. John P. Nolan

July 24, 2009

9.	Please tell us how you considered your disclosure on page 13 which states that you may from time to time dispose of an impaired security confirms that you either intend to sell or it is more likely than not that you will be required to sell these securities before a recovery of their amortized cost bases. If so, you would be required to record an other-than-temporary impairment for the remainder of your trust preferred securities pursuant to paragraph 21 of FSP FAS 115-2 and FAS 124-2.

Company Response:

While the Company did not intend for the disclosure referenced on page 13 to address its conclusion regarding the Company’s intent to sell securities or its conclusion regarding whether the Company will be required to sell any impaired securities before a recovery of their amortized cost bases, the Company understands the potential to misread the statement. As a result, the Company proposes to remove the following disclosure referenced on page 13 in future filings:

“The Company may from time to dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.”

The Company noted that its conclusion regarding these matters was disclosed on page 12 as follows:

“Because the Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at March 31, 2009.”

10.	Please revise your future filings to comply with all of the disclosure requirements of paragraphs 38-43 of FSP FAS 115-2 and 124-2. Additionally, provide us with these disclosures as of March 31, 2009.

Mr. John P. Nolan

July 24, 2009

Company Response:

Although the Company believes it materially complied with the disclosure requirements of FSP FAS 115-2 and 124-2, the Company has revised Note 4. Securities, to incorporate information included in the Company’s responses to other Staff comments. As a result, the Company will revise future filings to include these disclosures. The Company also notes that all other-than-temporary impairment charges recorded in the quarter-ended March 31, 2009 reflected the entire difference between the amortized cost and fair value of the securities. As a result, the Company did not prepare the disclosures pursuant to paragraphs 42 and 43 of FSP FAS 115-2 and 124-2, since these disclosures apply to periods for which an other-than-temporary impairment is recognized and only the amount related to credit loss was recognized in earnings. In consideration of the disclosures required by paragraphs 42 and 43 of FSP FAS 115-2 and 124-2, the Company included the following disclosure in Note 4. Securities, page 13:

“Due to the rapid deterioration in the financial condition of the issuers, management determined that credit losses for individual issuer trust preferred securities deemed other-than-temporarily impaired as of March 31, 2009 were equal to the difference between the amortized cost basis and the fair value of the investments. As a result, no credit losses were recorded in which a portion of the other-than-temporary impairment was recorded in other comprehensive income.”

The Company notes that it will revise future filings to include the disclosures pursuant to paragraphs 42 and 43 of FSP FAS 115-2 and 124-2 as applicable.

Mr. John P. Nolan

July 24, 2009

NOTE 4: SECURITIES

At March 31, 2009 and December 31, 2008, all securities within the scope of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” were classified as available-for-sale. The fair value and amortized cost for securities available-for-sale at March 31, 2009 and December 31, 2008, by contractual maturity are presented below. In addition, the total carrying value for investments in equity securities carried at cost included in other assets at March 31, 2009 and December 31, 2008, are presented below.

	March 31, 2009
(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	Fair Value	Gross Unrealized		Amortized cost
						Gains	Losses
Available-for-sale:
Agency obligations (a)	$—	3,031	46,789	53,779	103,599	530	548	103,617
Agency ABS (a)	—	—	—	3,805	3,805	—	47	3,852
Agency RMBS (a)	—	—	11,646	160,568	172,214	4,957	23	167,280
Private label RMBS	—	—	3,068	2,464	5,532	17	49	5,564
State and political subdivisions	—	283	17,073	50,523	67,879	642	2,113	69,350
Trust preferred securities:
Pooled	—	—	—	845	845	—	2,130	2,975
Individual issuer	—	—	—	1,273	1,273	—	2,365	3,638
Corporate debt	—	2,370	908	—	3,278	—	226	3,504

Total available-for-sale	$—	2,653	32,695	215,673	358,425	6,146	7,501	359,780

Equity securities, at cost (b)					$6,686	—	—	6,686

(a)	Includes securities issued by government sponsored entities.
(b)	Includes FHLB stock, Federal Reserve Bank stock, and cost-method investments. Unless the Company was required to estimate fair value for purposes of evaluating other-than-temporary impairment, historical cost is considered approximate to fair value.

Mr. John P. Nolan

July 24, 2009

	Dec 31, 2008
(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	Fair Value	Gross Unrealized		Amortized cost
						Gains	Losses
Available-for-sale:
Agency obligations (a)	$—	—	26,679	41,322	68,001	1,140	—	66,861
Agency RMBS (a)	—	3,522	24,949	126,608	155,079	4,228	80	150,931
Private label RMBS	—	—	3,088	2,491	5,579	—	152	5,731
State and political subdivisions	—	163	15,551	49,578	65,292	685	1,766	66,373
Trust preferred securities:
Pooled	—	—	—	1,715	1,715	—	1,260	2,975
Individual issuer	—	—	—	3,559	3,559	—	1,766	5,325
Corporate debt	—	2,450	981	—	3,431	—	72	3,503

Total available-for-sale	$—	6,135	71,248	225,273	302,656	6,053	5,096	301,699

Equity securities, at cost (b)					$7,894	—	—	7,894

(a)	Includes securities issued by government sponsored entities.
(b)	Includes FHLB stock, Federal Reserve Bank stock, and cost-method investments. Unless the Company was required to estimate fair value for purposes of evaluating other-than-temporary impairment, historical cost is considered approximate to fair value.

Securities with an aggregate fair value of $246.8 million and $204.1 million at March 31, 2009 and December 31, 2008, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, Federal Home Loan Bank (“FHLB”) advances, and for other purposes required or permitted by law.

Gross Unrealized Losses and Fair Value

The fair values and gross unrealized losses on securities at March 31, 2009 and December 31, 2008, respectively, segregated by those securities that have been in an unrealized loss position for less than twelve months and twelve months or more are presented below.

Mr. John P. Nolan

July 24, 2009

	Less than 12 months		12 months or longer		Total
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
March 31, 2009:
Agency obligations	$42,383	548	—	—	42,383	548
Agency ABS	3,805	47	—	—	3,805	47
Agency RMBS	8,664	22	176	1	8,840	23
Private label RMBS	2,464	49	—	—	2,464	49
State and political subdivisions	34,828	1,940	1,868	173	36,696	2,113
Trust preferred securities:
Pooled	845	2,130	—	—	845	2,130
Individual issuer	800	1,200	285	1,165	1,085	2,365
Corporate debt	3,278	226	—	—	3,278	226

Total	$97,067	6,162	2,329	1,339	99,396	7,501

December 31, 2008:
Agency obligations	$—	—	—	—	—	—
Agency RMBS	6,367	40	4,162	40	10,529	80
Private label RMBS	5,579	152	—	—	5,579	152
State and political subdivisions	30,254	1,626	1,178	140	31,432	1,766
Trust preferred securities:
Pooled	740	1,260	—	—	740	1,260
Individual issuer	2,523	1,351	1,035	415	3,558	1,766
Corporate debt	3,432	72	—	—	3,432	72

Total	$48,895	4,501	6,375	595	55,270	5,096

The applicable date for determining when securities are in an unrealized loss position is March 31, 2009. As such, it is possible that a security had a market value that exceeded its amortized cost on other days during the past twelve-month period.

The unrealized losses associated with state and municipal debt securities are primarily driven by changes in interest rates and are not due to the credit quality of the securities. These securities will continue to be monitored as part of our on-going impairment analysis, but are expected to perform even if the rating agencies reduce the credit rating of the bond insurers.

Mr. John P. Nolan

July 24, 2009

The following table below provides additional information regarding the unrealized losses on each of our trust preferred securities as of March 31, 2009.

Trust Preferred Securities as of March 31, 2009

			Unrealized losses			Life-to-date Impairment Charges
	Credit Rating		Less than 12 months	12 months or longer	Total
(Dollars in thousands)	Moody’s	Fitch
Pooled (c):
ALESCO Preferred Funding XVII, Ltd. (a)	Ca	AA	$1,480	—	1,480	$—
U.S. Capital Funding IV, Ltd. (b)	Ca	A-	650	—	650	1,525

Total pooled			2,130	—	2,130	1,525
Individual issuer (d):
Carolina Financial Capital Trust I	n/a	n/a	—	315	315	—
Community Financial Services Trust II (e)	n/a	n/a	—	—	—	450
Community Financial Services Trust IV (e)	n/a	n/a	—	—	—	832
Crescent Capital Trust II	n/a	n/a	—	—	—	405
Main Street Bank Statutory Trust I (f)	n/a	n/a	275	—	275	—
MNB Capital Trust I	n/a	n/a	375	—	375	—
PrimeSouth Capital Trust I	n/a	n/a	—	450	450	—
TCB Trust	n/a	n/a	—	400	400	—
United Community Capital Trust	n/a	n/a	550	—	550	—

Total individual issuer			1,200	1,165	2,365	1,687

Total trust preferred securities			$3,330	1,165	4,495	$3,212

n/a—not applicable, securities not rated.

(a)	Class B Deferrable Third Priority Secured Floating Rate Notes. The underlying collateral is primarily composed of community banks and thrifts. Approximately $122.6 million in default protection provided by subordinated tranches.
(b)	Class B-2 Fixed/Floating Rate Senior Surbordinate Notes. The underlying collateral is primarily composed of community banks and thrifts. Approximately $23.5 million in default protection provided by subordinated tranches. Under the terms of the indenture, principal and interest payments for the Class B notes (B-1 and B-2) are shared pro rata.
(c)	In determining estimated credit losses, default probability ratings are derived from the issuer credit ratings for the underlying pool of collateral. The probability-weighted expected cash flows are then discounted at the interest rate used to recognize interest income on the security to arrive at a present value amount. Recoveries on defaulted assets are assumed to be immediate and at 5% of the collateral’s current outstanding balance.
(d)	144A Floating Rate Capital Securities. Underlying issuer is a community bank holding company. Securities have no excess subordination or overcollateralization.
(e)	Community Financial Services now known as Silverton.
(f)	Issuer acquired by BB&T.

The unrealized losses associated with trust preferred securities are primarily driven by illiquidity stemming from the effects of the mortgage and credit crises. Due to this illiquidity, it

Mr. John P. Nolan

July 24, 2009

is unlikely the Company would be able to recover its investment in these securities if it sold them at this time. Pooled trust preferred securities primarily consist of securities issued by banks and are generally secured by over-collateralized or default protection provided by subordinated tranches. Pooled trust preferred securities were not other-than-temporarily impaired at March 31, 2009, if management concluded the Company had sufficient protection from subordinated tranches when compared with its estimate of credit losses for the individual security. For individual issuers, management evaluates the financial performance of the issuer on a quarterly basis to determine if it is probable that the issuer can make all contractual principal and interest payments.

Because the Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at March 31, 2009.

The carrying values of the Company’s investment securities could decline in the future if the underlying performance of the collateral for pooled trust preferred securities, the financial condition of individual issuers of trust preferred securities, or other securities deteriorate and management determines it is probable that the Company will not recover the entire amortized cost bases of the securities. As a result, there is a risk that other-than-temporary impairment charges may occur in the future given the current economic environment.

Other-Than-Temporarily Impaired Securities

On a quarterly basis, management makes an assessment to determine whether there have been events or economic circumstances to indicate that a security on which there is an unrealized loss is other-than-temporarily impaired. For equity securities with an unrealized loss, the Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; and recent events specific to the issuer or industry. Equity securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains (losses).

For debt securities with an unrealized loss, an other-than-temporary impairment write-down is triggered when (1) the Company has the intent to sell a debt security, (2) it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the debt security. If the Company has the intent to sell a debt security or if it is more likely than not that that it will be required to sell the debt security before recovery, the other-than-temporary write-down is equal to the entire difference between the debt security’s amortized cost and its fair value. If the Company does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the other-than-temporary impairment write-down

Mr. John P. Nolan

July 24, 2009

is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, as a realized loss in securities gains (losses), and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income, net of applicable taxes.

Due to the rapid deterioration in the financial condition of the issuers, management determined that credit losses for individual issuer trust preferred securities deemed other-than-temporarily impaired as of March 31, 2009 were equal to the difference between the amortized cost basis and the fair value of the investments. As a result, no credit losses were recorded in which a portion of the other-than-temporary impairment was recorded in other comprehensive income.

Realized Gains and Losses

The following table presents the gross realized gains and losses on securities available-for-sale, including equity investments carried at cost. Of the first quarter 2009 write-downs related to other-than-temporary impairment, approximately $1.7 million related to investments in individual issuer trust preferred securities and $1.3 million related to a cost-method investment.

	Quarter ended March 31
(Dollars in thousands)	2009	2008
Gross realized gains	$880	$43
Gross realized losses	(3,003)	—

Net realized gains (losses)	$(2,123)	$43

Mr. John P. Nolan

July 24, 2009

In connection with our responses to the Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company’s Chief Financial Officer, David Hedges, at (334) 821-9200 if you have any questions regarding the Company’s responses.

Sincerely,

/s/ E. L. Spencer, Jr.
E. L. Spencer, Jr.
President, Chief Executive Officer & Chairman of the Board

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 2)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-26486

Auburn National Bancorporation, Inc.

(Exact name of registrant as specified in charter)

Delaware	63-0885779
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

100 N. Gay Street, Auburn, Alabama	36830
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (334) 821-9200

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, par value $0.01	Nasdaq Global Market

Securities registered to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes  ☐    No  ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity as of the last business day of the registrant’s most recently completed second fiscal quarter: $52,554,286 as of June 30, 2008.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date: [            ] shares of common stock as of [                    ], 2009.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This Amendment No. 2 on Form 10-K/A (the “Amendment”) amends the Company’s Annual Report on Form 10-K (the “Original Filing”) for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 31, 2009, and is being filed solely to include revised Item 9A(T). In connection with the filing of this Amendment, and as required by Rule 12b-15 of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company is also filing new certifications of its principal executive officer and principal financial officer pursuant to Rule 13a-14(a) /15d-14(a) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The only change to the Original Filing being made by this Amendment is that described above. Unless otherwise expressly set forth herein, no attempt has been made in this Amendment to modify or update disclosures in the Original Filing. This Amendment does not reflect events occurring after the date of the Original Filing or modify or update any related disclosures. Information not affected by this Amendment is unchanged and reflects the disclosure made at the time of the filing of the Original Filing.

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, under the supervision and with the participation of its Chief Executive Officer and Principal Financial and Accounting Officer, conducted an evaluation as of the end of the period covered by this annual report in connection with the filing of this Amendment No.2, of the effectiveness of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act as of the end of the period covered by this Annual Report. For purposes of the foregoing, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its Chief Executive Officer and Principal Financial and Accounting Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as outlined above.

Based upon that evaluation, the Company’s management, including the Company’s Chief Executive Officer and Principal Financial and Accounting Officer, have concluded that they believe that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective at a reasonable assurance level. In reaching this conclusion, the Chief Executive Officer and Principal Financial and Accounting Officer noted that the Company failed to include in its Original Filing a report by management on the Company’s internal control over financial reporting and that the certifications contained in Exhibits 31.1 and 31.2 of the Original Filing did not include the required certifications relating to the Company’s internal controls over financial reporting in the proper form as required by applicable SEC regulations. The Company is currently reviewing its disclosure controls and procedures to evaluate changes necessary to correct the deficiency that lead to this omission.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the direction of the Company’s Chief Executive Officer and Principal Financial and Accounting Officer, management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 in accordance with the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that such internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has not been any change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auburn, State of Alabama, on the      day of             , 2009.

AUBURN NATIONAL BANCORPORATION, INC.
(Registrant)

By:
E. L. Spencer, Jr.
President, Chief Executive Officer and Chairman of the Board

INDEX TO EXHIBITS

Exhibit No.	Description
31.1	Certification pursuant to SEC Rule 13a-14(a)/15d-14(a).

31.2	Certification pursuant to SEC Rule 13a-14(a)/15d-14(a).

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

AUBURN NATIONAL BANCORPORATION, INC AND SUBSIDIARIES

EXHIBIT 31.1

CERTIFICATION PURSUANT TO

RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, E.L. Spencer, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Auburn National Bancorporation, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-5(e) and 15d-5(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures or cause such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principal;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:                     , 2009

President, Chief Executive Officer and Chairman of the Board

AUBURN NATIONAL BANCORPORATION, INC AND SUBSIDIARIES

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, David A. Hedges, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Auburn National Bancorporation, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-5(e) and 15d-5(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

e)	Designed such disclosure controls and procedures or cause such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

f)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principal;

g)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

h)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

c)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

d)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:                     , 2009

VP, Controller and Chief Financial Officer
(Principal Accounting and Financial Officer)

AUBURN NATIONAL BANCORPORATION, INC AND SUBSIDIARIES

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Auburn National Bancorporation, Inc. (the “Company”) on Form 10-K/A for the period ending December 31, 2008, as filed with the Securities and Exchange Commission as of the date hereof (the “Report”), I, E.L. Spencer, Jr., President, Chief Executive Officer and Chairman of the Board of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:             , 2009

E.L. Spencer, Jr.
President, Chief Executive Officer and Chairman of the Board

AUBURN NATIONAL BANCORPORATION, INC AND SUBSIDIARIES

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Auburn National Bancorporation, Inc. (the “Company”) on Form 10-K/A for the period ending December 31, 2008, as filed with the Securities and Exchange Commission as of the date hereof (the “Report”), I, David A. Hedges, Controller and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:             , 2009

David A. Hedges
VP, Controller and Chief Financial Officer (Principal Accounting and Financial Officer)